Exhibit 99(b)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
	(millions of dollars)

Net loss attributable to EFH Corp.	$(1,776)	$(2,973)	$(1,615)	$(2,836)
Income tax expense (benefit)	(1,042)	336	(989)	449
Interest expense and related charges	3,467	3,092	3,929	3,868
Depreciation and amortization	1,119	1,043	1,483	1,511

EBITDA	$1,768	$1,498	$2,808	$2,992

Oncor EBITDA	—	—	—	(311)
Oncor Holdings distributions	64	141	91	239
Interest income	(2)	(9)	(3)	(24)
Amortization of nuclear fuel	104	102	142	130
Purchase accounting adjustments (a)	182	159	233	241
Impairment of goodwill	—	4,100	—	4,100
Impairment of assets and inventory write down (b)	429	3	441	40
Net gain on debt exchange offers	(25)	(1,166)	(673)	(1,253)
Net income attributable to noncontrolling interests	—	—	—	9
Equity in earnings of unconsolidated subsidiary	(235)	(240)	(272)	(240)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	—	—	1
Unrealized net (gain) loss resulting from hedging transactions	247	(1,615)	641	(2,127)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(19)	(2)	(22)
Losses on sale of receivables	—	—	—	3
Noncash compensation expenses (c)	8	13	13	15
Severance expense	54	3	54	4
Transition and business optimization costs (d)	30	(2)	36	1
Transaction and merger expenses (e)	27	37	38	53
Restructuring and other (f)	74	(1)	(41)	(4)
Expenses incurred to upgrade or expand a generation station (g)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$2,825	$3,104	$3,606	$3,947
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,206	1,053	1,508	1,248

Adjusted EBITDA per Restricted Payments Covenant	$4,031	$4,157	$5,114	$5,195

(a)

Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)

Impairment of assets includes impairments of emission allowances and certain assets relating to mining operations due to EPA rule, impairment of land and charges relating to cancelled development of coal-fueled generation facilities.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(d)

Transition and business optimization costs include certain incentive compensation expenses, system development professional fees related to major generation operations and retail billing/customer care computer applications and costs relating to certain growth initiatives.

(e)

Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, the Sponsor Group management fee, outsourcing transition costs and costs related to certain growth initiatives.

(f)

Restructuring and other includes net third-party fees paid in connection with the amendment and extension of the TCEH Senior Secured Facilities, gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.